

02022194

Al$
4/2/2002

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED
MAR 08 2002
143

IC-3/26

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	**FACING PAGE** Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/01/01   AND ENDING   12/31/01
                                   MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

FIRM ID. NO.

GOLDSHER INVESTMENT COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

1910 FIRST STREET

(No. and Street)

HIGHLAND PARK   ILLINOIS   60035
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT GOLDSHER   (847) 926-8379
                                              (Area Code —— Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name -- if individual, state last, first, middle name)

WEISS & COMPANY LLP

ONE NORTHFIELD PLAZA   NORTHFIELD   ILLINOIS   60093
   (ADDRESS)   Number and Street   City   State   Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

APR 0 4 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

Al$
4/2/2002

OATH OR AFFIRMATION

I, _____SCOTT GOLDSHER_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __GOLDSHER INVESTMENT CO.__ ,as of __DECEMBER 31__ ,19 _2001_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
"OFFICIAL SEAL"
ROCHELLE G. COHEN
Notary Public, State of Illinois
My Commission Expires  08/20/03
```

_Scott Gol_____
                    Signature

_President_____
                    Title

_Rochelle G Coh_____
        Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (loss)
- [X] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOLDSHER INVESTMENT COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2001



WEISS & COMPANY LLP
Certified Public Accountants

NORTHFIELD • ILLINOIS

GOLDSHER INVESTMENT COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2001

TABLE OF CONTENTS

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI
_____
ANNE SEEFOR



WEISS & COMPANY LLP
Certified Public Accountants

ONE NORTHFIELD PLAZA • SUITE 400 • NORTHFIELD, ILLINOIS 60093-1266
TELEPHONE (847) 441-8800 • FAX (847) 441-6270
www.weisscpa.com

REPORT OF INDEPENDENT AUDITORS

The Stockholders
Goldsher Investment Company

We have audited the accompanying statement of financial condition of Goldsher Investment Company as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldsher Investment Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss & Company LLP
WEISS & COMPANY LLP

Northfield, Illinois
February 11, 2002

-1-

GOLDSHER INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:
Cash $ 15,547
Securities owned
  Marketable, at market value   5,797,567
Due from broker   537,057

    Total current assets   6,350,171

Other assets:
Membership in exchanges, at cost   38,000
Other assets   52,231

    Total other assets   90,231

Total assets $ 6,440,402

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Securities sold but not yet purchased, at
  market value $ 3,233,967
Accrued expenses   98,758

    Total current liabilities   3,332,725

Stockholders' equity:
Common stock, no par value; 1,000 shares
  authorized, 750 shares issued and outstanding   1,000
Paid-in capital   2,489,296
Retained earnings   617,381

    Total stockholders' equity   3,107,677

Total liabilities and stockholders' equity $ 6,440,402

The accompanying notes are an integral part of these financial statements.

-2-

GOLDSHER INVESTMENT COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Investment gains	$ 303,223
Interest and dividend income	1,630,496
Total revenues	1,933,719
Expenses:	
Officer compensation	480,000
Employee compensation	71,050
Consulting expense	2,252
Interest expense	282,146
Brokerage fees	62,093
Computer expense	59,170
Profit sharing expense	72,000
Taxes, other than income taxes	27,874
Other operating expense	100,348
Total expenses	1,156,933
Income before state income tax	776,786
Provision for state income tax	11,063
Net income	$ 765,723

The accompanying notes are an integral part of these financial statements.

GOLDSHER INVESTMENT COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2000	$ 1,000	$ 2,489,296	$ 1,552,658	$ 4,042,954
Net income for the year	-	-	765,723	765,723
Distributions to stockholders	-	-	(1,701,000)	(1,701,000)
Balance, December 31, 2001	$ 1,000	$ 2,489,296	$ 617,381	$ 3,107,677

The accompanying notes are an integral part of these financial statements.

GOLDSHER INVESTMENT COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 765,723
Adjustments to reconcile net income to net	
cash provided by operating activities:	
Decrease in receivable from broker	566,925
Decrease in securities owned	6,204,891
Decrease in securities sold but not yet purchased	(5,777,507)
Decrease in accrued expenses	(72,087)
Cash flows provided by operating activities	1,687,945
Cash flows from investing activities:	
Decrease in other assets	17,915
Cash flows from financing activities:	
Distributions to stockholders	(1,701,000)
Net increase in cash	4,860
Cash - beginning of year	10,687
Cash - end of year	$ 15,547
Supplemental disclosure of cash flow information:	
Interest paid	$ 282,146
State income tax paid	$ 40,665

The accompanying notes are an integral part of these financial statements.

GOLDSHER INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1 - Significant Accounting Policies

Goldsher Investment Company is in the business of trading securities for its own account.

Marketable Securities
Marketable securities are valued at market value and securities not readily marketable are valued at fair market value as determined by the stockholders. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes
The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be treated as an S Corporation for federal income tax reporting purposes. In lieu of corporation federal income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for state replacement income tax.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Note 2 - Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $1,592,164 and required net capital of $100,000. The Company's net capital ratio was .062 to 1.

-6-

Note 3 - Securities Owned and Sold But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as follows:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 5,660,672	$ 3,215,852
Corporate bonds, debentures and notes	7,005	-
Options	129,890	18,115
	$ 5,797,567	$ 3,233,967

Note 4 - Employees' Profit Sharing Plan

The Company sponsors a profit sharing plan for the benefit of all eligible employees. The contributions to the plan are made at the discretion of the Board of Directors. The Company's contribution for 2001 was $72,000.

Note 5 - Commitments

The Company leases office space under an operating lease expiring in February, 2005. The lease provides for a base rent of $17,340 per year payable in equal monthly installments. In addition to the base rent, the Company is liable for real estate taxes.

Rent expense, including real estate taxes, for the year ended December 31, 2001 was $18,600.

Note 5 - Commitments (Continued)

Future minimum commitments under this lease are as follows:

Years Ending
December 31,

2002	$ 17,340
2003	17,340
2004	17,340
2005	2,890
	$ 54,910

BROKER OR DEALER:	Goldsher Investment Company Inc.	as of:	December 31, 2001

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 3,107,677	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			3,107,677	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			$ 3,107,677	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 90,231	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(90,231)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			$ 3,017,446	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	1,259,222	3734		
D. Undue concentration	166,060	3650		
E. Other (list)	0	3736	(1,425,282)	3740
10. Net Capital			$ 1,592,164	3750

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR



WEISS & COMPANY LLP

Certified Public Accountants

ONE NORTHFIELD PLAZA • SUITE 400 • NORTHFIELD, ILLINOIS 60093-1266
TELEPHONE (847) 441-8800 • FAX (847) 441-6270
www.weisscpa.com

Independent Auditors' Supplementary
Report on Internal Control

The Stockholders
Goldsher Investment Company

In planning and performing our audit of the financial statements and supplemental schedule of Goldsher Investment Company (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Weiss & Company LLP
WEISS & COMPANY LLP

Northfield, Illinois
February 11, 2002